Exhibit 99.1

VIQ Solutions Reports Fourth Quarter and Full Year 2021 Financial Results

Substantial Progress Made in 2021 Towards Scalability and Productivity-Driven Margin Expansion

Reaffirms 2022 Goals

PHOENIX, AZ, March 29, 2022 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today reported its unaudited financial results for the fourth quarter and full year ending December 31, 2021, and reaffirmed its 2022 goals. Results are reported in US dollars and prepared in accordance with International Financial Reporting Standards ("IFRS").

“VIQ advanced its business strategy in 2021 and made significant progress in overall operational performance during a challenging year given the ebb and flow of COVID-19 recovery in our operating geographies, and the completion of our largest acquisition to date in late December 2021. We are now poised to scale profitability to the next level. We enhanced our capture to documentation offerings, deepened client relationships through new or expanded contracts, and completed two strategic acquisitions - Auscript Pty Ltd (“Auscript”) in Australia and The Transcription Agency (“TTA”) in the UK, that provide a foundation for further global growth in these regions. A key intellectual property patent was obtained for artificial intelligence (AI) innovation that covers ten unique aspects of our proprietary aiAssist automated workflow and analysis platform. The technology productivity impact in Insurance and Law Enforcement allowed us to improve margins in these verticals in 2021, and we expect to replicate these productivity improvements in our Courts vertical in 2022 which will further improve the sustainability of our future gross margin expansion,” said Sebastien Paré, VIQ Chief Executive Officer.

“We are pleased to see our base level gross margin (excluding subsidies) expand by 395 basis points in 2021, providing clear evidence of the productivity gains we are achieving by leveraging our aiAssist™ and NetScribe™ technologies. The volume of industry specialized content processed through our AI workflow increased by 24.3% exiting 2021 at 1.3 million minutes per quarter, and FirstDraft™ is gaining adoption with customers providing a digital transcript within minutes,” said Susan Sumner, VIQ President and Chief Operating Officer.

Mr. Paré continued, “During 2021 we also capitalized on our global labor capacity to lessen the impact of COVID-19 and labor shortages in our operating regions by rethinking structurally, how we utilize our human resources while still providing clients with secure end-to-end solutions without compromising speed and accuracy of content.  With our two most recent acquisitions, our Court vertical is forecast to increase to 65% of 2022 revenue globally from 34% in 2021. We anticipate most of our existing Court and Media clients, as well as those gained from the two most recent acquisitions, will migrate onto VIQ’s NetScribe, powered by aiAssist, technology platform over the course of 2022.”

Fourth Quarter 2021 Financial Highlights:

•	Revenue of $7.5 million compared to $7.8 million in the same quarter of 2020. The decrease of $0.3 million or 3% was primarily due to fewer billing days in Australia Courts associated with the Government of New South Wales and Victoria COVID-19 related lockdowns, softer technology sales and lower technology service revenue in the US and UK, partially offset by revenue generated from fourth quarter 2021 acquisitions;
•	Gross profit of $3.3 million represented 44% of revenue compared to $3.0 million, or 38% of revenue, in the same quarter of 2020. The increase was a result of productivity gains from the migration of US customers to NetScribe, powered by aiAssist, particularly in the Insurance and Criminal Justice verticals, partially offset by lower revenue versus the comparative period in 2020;
•	Net loss was $3.6 million, or $0.12 per diluted share, versus net loss of $3.1 million, or $0.15 per diluted share, in the same quarter in 2020; and,
•	Adjusted EBITDA was negative $1.8 million versus Adjusted EBITDA of positive $0.7 million in the fourth quarter of 2020. The decrease was driven primarily by professional service fees and selling and administrative expenses, both related to Q4 21 acquisitions, partially offset by productivity gains through NetScribe, powered by aiAssist, and lower sales cost through use of a global workforce.

Full Year 2021 Financial Highlights:

•	Revenue of $31.0 million decreased 2% compared to $31.7 million in the prior year. The net decrease of $0.7 million of revenue was primarily due to several factors:
•	Lower US Media revenue due to skewed year over year comparisons. During 2020, the Company completed a large one-time archive project that was not repeated in 2021. Additionally, 2020 included additional volumes related to the election cycle. Combined with the COVID-19 impact on the traditional conferencing business throughout the year, Media was negatively impacted in what has otherwise been a growth vertical through the addition of two major news broadcast clients in Q4 and a significant Q1 2022 ramp up by our largest media client in financial earnings work;
•	Delayed Courts revenue in Australia was a result of having 163 fewer billing days because of COVID-19 lockdowns during 2021; and,
•	Lower US insurance claims attributed to a slower US recovery in car accident claims due to reduced movement of people and traffic from the lockdowns and decreased local policing activities from government mandated lockdowns in various states and local communities. These resulted in lower volumes of insurance recorded statements, police interviews and transcription revenue in the Insurance and Law Enforcement segments.
•	These factors are partially offset by:
•	Acquisition related revenue in the UK and Australia; and,
•	Higher adoption of FirstDraft technology.

•	We note the late December close of Auscript was tied to the delayed clearance by the Australian Competitive Bureau and subsequently had an estimated $2 million impact on planned revenue versus reported results. Gross profit of $14.9 million represented 48% of revenue versus $16.2 million or 51% in 2020. The decrease in gross profit was primarily due to reduced Covid-19 wage subsidies and delayed revenue resulting from pandemic impacts. Excluding the COVID-19 wage subsidies impact, gross margin for the full year would be 46% compared to 42% for the full year 2020 representing an increase of 395 basis points. The increase of 395 basis points in gross margin, excluding the impact of COVID-19 wage subsidies, was driven primarily by the following factors:
•	The migration of technology services to aiAssist and NetScribe technologies, particularly in the Insurance and Law Enforcement verticals. Note, the Company expects the Courts vertical to be migrated during 2022;
•	Proven labor force efficiency gains in using NetScribe and aiAssist technologies enabled a reduction in rates paid per unit of production for certain segments;
•	The migration to a global labor force to better utilize access to labor across VIQ entities (follow-the-sun model and new Center of Excellence); and
•	The stabilization of the labor force in the US post COVID-19 reducing the requirement for "bonus" payments to incentivize contract labor.
•	Net loss for 2021 was $19.7 million, or $0.74 per diluted share, versus a net loss of $11.1 million, or $0.62 per diluted share, for the same period in 2020;
•	Adjusted EBITDA was negative $4.9 million for the full year 2021 compared to a positive $5.0 million for the same period in 2020. 65% of the negative Adjusted EBITDA for the year ended December 31, 2021, was driven primarily by higher professional service fees related to various capital markets expenditures including uplisting to the Toronto Stock Exchange, adoption of the Company’s omnibus incentive plan, completion of the SEC registration, filing of a base shelf prospectus, listing on the Nasdaq stock market, and due diligence related to several acquisitions, including those we decided not to pursue. The Company also received $2.4 million in lower COVID-19 subsidies compared to 2020 and recognized $0.6 million in lower contingent consideration gain in 2021 compared to 2020. Adjusted EBITDA is a non-IFRS financial measure. For a reconciliation of net loss to Adjusted EBITDA, please see the table at the end of this press release; and,
•	Proforma Annual Recurring Revenue (“ARR”) for the year ended December 31, 2021, increased by 63% to $48.6M USD from $29.7M for the comparative period in 2020. ARR is a non-IFRS financial measure. For a reconciliation of ARR, please see the table at the end of this press release.

“In 2021 we raised $18 million in equity capital, closed on two acquisitions, and settled earn-outs on prior acquisitions. As at December 31, 2021, our cash balance was $10.6 million, and expect our cash flow and EBITDA to improve this year driven by improved gross margins on higher revenue. Our focus in 2022 is on operational execution, and integration of our recent acquisitions, and Court and Media clientele into our AI powered technology workflow. Our clients are undertaking significant investments in digital transformation post COVID-19, and we are well positioned to help many of them achieve their digitalization goals,” said Alexie Edwards, VIQ Chief Financial Officer.

Reaffirming Goals for Full Year 2022:

VIQ is reemphasizing its goals for 2022. Financial expectations include generating at least $50 million in revenue with gross margin expected to be in the range of 47%-55%.

The bridge to expected revenue of at least $50 million includes a full year of 2021 base revenue excluding acquisitions of $30 million, plus TTA and Auscript acquired annualized revenues of approximately $14 million, and the Queensland Courts contract of approximately $6 million, which effectively began in December 2021 upon the close of the Auscript acquisition.

The Company will pursue additional organic growth especially in light of the recovery following the reopening of the economy as COVID-19 restrictions subside.

VIQ’s geographic revenue mix will shift toward Australia following the completion of the Auscript acquisition with approximately 50% of its 2022 revenue derived from Australia versus 31% in 2021.

A similar revenue mix shift is expected to occur within the Company’s four verticals, namely Criminal Justice, Legal (Courts), Insurance and Media, and Corporate and Government. Legal (Courts) is expected to grow to 65% of revenue versus 34% in 2021, and Criminal Justice, Insurance and Media, and Corporate and Government are each expected to go from a revenue contribution of approximately 22% each to approximately 12% each.

The Company’s plan is to continue shifting further toward predictable, recurring, higher margin revenue as FirstDraft is adopted, and more clients leverage higher margin machine drafts.

Conference Call Details

VIQ will host a conference call and webcast to discuss its full year 2021 results on Wednesday, March 30 at 11:00 AM Eastern Time. The call will consist of updates by Sebastien Paré, VIQ CEO, Alexie Edwards, VIQ CFO, and Susan Sumner, VIQ President and COO, followed by a question-and-answer period.

Investors may access a live webcast of the call on the Company’s website at www.viqsolutions.com/investors or by dialing 1-888-440-4052 (North America toll-free) or +1-646-960-0827 (international) to be connected to the call by an operator using conference ID number 4983233. Participants should dial in at least 10 minutes prior to the start of the call.

A replay of the webcast will be available on the Company’s website through the same link approximately one hour after the conference call concludes.

For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard	Laura Kiernan
Chief Marketing Officer	High Touch Investor Relations
VIQ Solutions	Phone: 1-914-598-7733
Phone: (800) 263-9947	Email: viq@htir.net
Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this press release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking statements or information in this press release include, but are not limited to Company’s current focus, the contemplated impact of significant new and renewed contracts on the Company, the Company’s goals including revenue goals for 2022, improvement in court vertical productivity, composition of/shift in 2022 revenues, migration of verticals onto certain platforms, improvement in cash flow and EBITDA for 2022, future acquisitions and 2022 revenue growth by Company vertical.

Forward-looking statements or information is based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things, recent initiatives and that sales and prospects may provide incremental value for shareholders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, included but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 31, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively.

These factors are not intended to represent a complete list of the factors that could affect the Company, however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release and the Company expressly disclaims any obligations to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Forward-Looking Financial Information

This news release may contain future oriented financial information ("FOFI") within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Company's activities and results. The FOFI has been prepared based on a number of assumptions including the assumptions discussed and disclosed above, including under "Forward-looking Statements" above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on FOFI. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, this FOFI, or if any of them do so, what benefits the Company will derive therefrom. The Company has included the FOFI in order to provide readers with a more complete perspective on the Company's future operations and such information may not be appropriate for other purposes. The Company disclaims any intention or obligation to update or revise any FOFI statements, whether as a result of new information, future events or otherwise, except as required by law.

VIQ Solutions Inc.

Consolidated Statements of Financial Position

(Expressed in United States dollars, Unaudited)

	December 31, 2021	December 31, 2020
Assets
Current assets
Cash	$10,583,534	$16,835,671
Trade and other receivables, net of allowance for doubtful accounts	5,594,368	4,475,751
Inventories	49,557	49,381
Prepaid expenses and deposits	2,054,793	254,230
	18,282,252	21,615,033
Non-current assets
Restricted cash	303,945	42,835
Property and equipment	460,974	215,835
Right of use assets	1,134,493	309,566
Intangible assets	14,762,140	12,118,352
Goodwill	12,283,100	6,976,096
Deferred tax assets	464,800	1,441,942
Total assets	$47,691,704	$42,719,659

Liabilities
Current liabilities
Trade and other payables and accrued liabilities	$5,380,701	$5,305,600
Income tax payable	97,784	201,592
Share appreciation rights plan obligations	–	126,503
Share based payment liability	551,201	–
Derivative warrant liability	1,862,876	–
Current portion of long-term debt	1,109,713	1,486,136
Current portion of lease obligations	287,901	113,218
Current portion of contract liabilities	1,003,187	1,252,957
	10,293,363	8,486,006
Non-current liabilities
Deferred tax liability	1,199,266	60,587
Long-term debt	11,999,108	12,138,799
Long-term contingent consideration	166,603	1,575,528
Long-term lease obligations	900,868	240,981
Long-term contract liabilities	–	70,834
Other long-term liabilities	1,042,938	360,525
Total liabilities	25,602,146	22,933,260

Shareholders' Equity
Capital stock	72,191,764	50,234,551
Contributed surplus	4,842,208	4,970,945
Accumulated other comprehensive income (loss)	74,526	(78,906)
Deficit	(55,018,940)	(35,340,191)
Total liabilities and shareholders' equity	$47,691,704	$42,719,659

VIQ Solutions Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars, Unaudited)

	Year ended December 31,
	2021	2020
Revenue	$31,046,812	$31,749,693
Cost of Sales	16,123,853	15,599,437
Gross Profit	14,922,959	16,150,256

Expenses
Selling and administrative expenses	19,119,713	11,034,902
Research and development expenses	1,092,108	1,074,178
Stock based compensation	8,495,189	725,316
Gain on revaluation of options	(1,028,055)	–
Gain on revaluation of RSUs	(242,595)	–
Foreign exchange loss (gain)	22,130	(132,306)
Depreciation	257,099	445,995
Amortization	4,384,502	4,813,248
	32,100,091	17,961,333

Operating Loss	(17,177,132)	(1,811,077)

Interest expense	(1,331,100)	(4,934,517)
Accretion and other financing costs	(967,106)	(1,216,949)
Loss on revaluation of conversion feature liability	–	(1,308,440)
Loss on repayment of long-term debt	–	(1,497,804)
Gain on contingent consideration	332,569	946,503
Gain on revaluation of the derivative warrant liability	1,368,180	–
Impairment of goodwill and intangibles	–	(2,258,369)
Restructuring costs	(432,702)	–
Business acquisition costs	(539,734)	(19,058)
Other income	12,003	10,373
	(18,735,022)	(12,089,338)
Current income tax recovery (expense)	875	(106,986)
Deferred income tax recovery (expense)	(944,602)	1,051,018
Income tax recovery (expense)	(943,727)	944,032
Net loss for the year	$(19,678,749)	$(11,145,306)
Exchange gain on translating foreign operations	153,432	56,152
Comprehensive loss for the year	$(19,525,317)	$(11,089,154)

Net loss per share
Basic	(0.74)	(0.62)
Diluted	(0.74)	(0.62)
Weighted average number of common shares outstanding - basic	26,448,594	18,080,533
Weighted average number of common shares outstanding - diluted	26,448,594	18,080,533

VIQ Solutions Inc.

Reconciliation of Non-IFRS Measures

(Expressed in United States dollars) (Unaudited)

The following is a reconciliation of Net Loss to Adjusted EBITDA, the most directly comparable IFRS measure for the periods ended December 31, 2021 and 2020:

	Three Months ended December 31		Year ended December 31
	2021	2020	2021	2020
Net Loss	(3,653,793)	(3,099,688)	(19,678,749)	(11,145,306)
Add:
Depreciation	67,707	98,632	257,099	445,995
Amortization	1,102,465	1,522,396	4,384,502	4,813,248
Interest expense	334,489	491,848	1,331,100	4,934,517
Current income tax recovery (expense)	40,329	(565,707)	(875)	106,986
Deferred income tax recovery (expense)	(40,416)	(968,126)	944,602	(1,051,018)
EBITDA	(2,149,219)	(2,520,645)	(12,762,321)	(1,895,578)
Accretion and other financing expense	211,136	335,197	967,106	1,216,949
Loss on revaluation of conversion feature liability	-	133,295	-	1,308,440
Loss on repayment of long-term debt	-	207,657	-	1,497,804
Gain on revaluation of options	(526,081)	-	(1,028,055)	-
Gain on revaluation of RSUs	(123,583)	-	(242,595)	-
Gain on revaluation of the derivative warrant liability	(604,681)	-	(1,368,180)	-
Impairment of goodwill and intangibles	-	2,258,369	-	2,258,369
Restructuring Costs	37,378	-	432,702	-
Business acquisition costs	356,410	19,058	539,734	19,058
Other income	(1,483)	(9,685)	(12,003)	(10,373)
Stock-based compensation	862,283	87,802	8,495,189	725,316
Foreign exchange (gain) loss	99,382	152,885	22,130	(132,306)

Adjusted EBITDA	(1,838,458)	663,933	(4,956,293)	4,987,679

The following is a reconciliation of Technology Services, Support and Maintenance, SaaS and Subscription revenue to ARR, the most directly comparable IFRS measure for the periods ended December 31, 2021 and 2020:

Reconciliation of Technology Services, Support and Maintenance, SaaS and Subscription revenue to Annual Recurring Revenue (”ARR”)

	2021	2020
Technology Services	$26,676,738	$28,190,993
Support & Maintenance	$2,008,877	$1,519,424
SaaS	$65,187	$42,662
Subscription	$189,359	$-
Add: The Transcription Agency Revenue Jan 1 - Oct 1, 2021	$1,083,415	$-
Add: Auscript Revenue Jan 1 - Dec 13, 2021	$10,163,719	$-
Add: Client Adjustments	$8,447,914	$-
Total Annual Recurring Revenue	$48,635,210	$29,753,079

Non-IFRS Measures

Adjusted EBITDA and ARR are not a measure recognized by IFRS and does not have standardized meanings prescribed by IFRS. Therefore, Adjusted EBITDA and ARR may not be comparable to similar measures presented by other issuers. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with IFRS.

The Company prepares its financial statements in accordance with IFRS. Non-IFRS measures are used by management to provide additional insight into our performance and financial condition. We believe non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. This news release also includes certain measures which have not been prepared in accordance with IFRS such as Adjusted EBITDA. To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “Adjusted EBITDA” refers to net income (loss) before adjusting earnings for stock-based compensation, depreciation, amortization, interest expense, accretion and other financing expense, (gain) loss on revaluation of options, (gain) loss on revaluation of restricted share units, gain (loss) on revaluation of derivative warrant liability, restructuring costs, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, business acquisition costs, impairment of goodwill and intangibles, other expense (income), foreign exchange (gain) loss, current and deferred income tax expense. We believe that the items excluded from Adjusted EBITDA are not connected to and do not represent the operating performance of the Company.

We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed as well as expenses related to stock-based compensation, depreciation, amortization, impairment of goodwill and intangibles, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

ARR is the annualized equivalent value of the 1- Software Support Maintenance (SSM), 2- Software Subscriptions and 3- Technology Services revenue of all existing contracts as of the date being measured. This excludes non-recurring revenue from implementation, support, and maintenance fees. The majority of our Editing Services contracts are volumes based. Accordingly, our calculation of ARR assumes that the clients will renew the contractual commitments on a periodic basis as those commitments come up for renewal. A portion of the contract renewals are through a competitive tender process. Contracts agreements may be subject to contract value increases upon renewal reflecting both inflationary increases and the additional value and added products and services provided by our solutions. ARR is not adjusted for the impact of any known or projected future client cancellations, loss of renewals, service upgrades or downgrades or price increases or decreases.

We use ARR as a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring client contracts, assuming minor cancellations.

We believe that this measure provides a fair real-time measure of performance in a volume and subscription-based environment. ARR provides us with the visibility for consistent and predictable growth to our cash flows. Our total revenue growth coupled with increasing ARR indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

Trademarks

This press release includes trademarks, such as “aiAssist”, “NetScribe” and “FirstDraft”, which are protected under applicable intellectual property laws and are the property of VIQ. Solely for convenience, our trademarks referred to in this news release may appear without the ® or TM symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to these trademarks, trade names and services marks to the fullest extent under applicable law. Trademarks which may be used in this press release, other than those that belong to VIQ, are the property of their respective owners.

Pro Forma Information

This press release also contains pro forma financial information, including with respect to ARR for the years ended December 31, 2021 and 2020. The Company believes the pro forma results presented provide relevant and useful information for investors because they clarify the Company's operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the Company's management. Since these measures are not calculated in accordance with IFRS, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of the Company's performance, and they may not be comparable to similarly named measurements from other companies. The Company disclaims any intention or obligation to update or revise any pro forma financial information contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the pro forma financial information contained in this press release should not be used for purposes other than for which it is disclosed herein.